

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2020

David G. Watumill
President and Chief Executive Officer
CARDAX, INC.
2800 Woodlawn Drive Suite 129
Honolulu, Hawaii 96822

> **Re: CARDAX, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 30, 2020**
> **File No. 333-181719**

Dear Mr. Watumill:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences